UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Whiting Petroleum Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

966387508

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

1	Names of Reporting Persons

SIR Capital Management, L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware, USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,983,017
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,983,017

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,983,017

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

PN

Page 3 of 10 Pages

1	Names of Reporting Persons

Shawn M. Brennan

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,983,017
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,983,017

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,983,017

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

IN

Page 4 of 10 Pages

1	Names of Reporting Persons

Vincent S. Maddi

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,983,017
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,983,017

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,983,017

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

5.2%

12	Type of Reporting Person (See Instructions)

IN

Page 5 of 10 Pages

1	Names of Reporting Persons

Standard Investment Research Hedged Equity Master Fund, Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,822,976
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,822,976

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,822,976

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

4.8%

12	Type of Reporting Person (See Instructions)

CO

Page 6 of 10 Pages

1	Names of Reporting Persons

Standard Investment Research Energy Opportunities Master Fund, Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a. ☐
b. ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 160,041
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 160,041

9	Aggregate Amount Beneficially Owned by Each Reporting Person

160,041

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11	Percent of Class Represented By Amount in Row (9)

0.4%

12	Type of Reporting Person (See Instructions)

CO

Page 7 of 10 Pages

ITEM 1(a).	NAME OF ISSUER:

Whiting Petroleum Corporation

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1700 Lincoln Street, Suite 4700, Denver, CO 80203

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	SIR Capital Management, L.P. (“Management”)
(ii)	Shawn M. Brennan (“Brennan”)
(iii)	Vincent S. Maddi (“Maddi”)
(iv)	Standard Investment Research Hedged Equity Master Fund, Ltd. (“Hedged Equity”)
(v)	Standard Investment Research Energy Opportunities Master Fund, Ltd. (“Energy Opportunities”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

c/o SIR Capital Management, L.P.
640 Eighth Avenue
34th Floor
New York, NY 10036

ITEM 2(c).	CITIZENSHIP:

Management:	Delaware limited partnership
Brennan:	US citizen
Maddi:	US citizen
Hedged Equity:	Cayman Islands exempted company
Energy Opportunities:	Cayman Islands exempted company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value.

ITEM 2(e).	CUSIP NUMBER:

966387508

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON

FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-6) on this Schedule 13G is hereby incorporated by reference. The amounts of securities reported as beneficially owned on this Schedule 13G are the number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. The beneficial ownership information represents the Common Stock and is based on an aggregate of 38,051,210 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 6, 2020.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.    ☐

Page 8 of 10 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED

ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2021

SIR CAPITAL MANAGEMENT, L.P.

By:	/s/ Shawn M. Brennan
Name:	Shawn M. Brennan
Title:	Managing Member

SHAWN M. BRENNAN

/s/ Shawn M. Brennan
Shawn M. Brennan

VINCENT S. MADDI

/s/ Vincent S. Maddi
Vincent S. Maddi

STANDARD INVESTMENT RESEARCH HEDGED EQUITY MASTER FUND, LTD.

By:	/s/ Ben Fooshee
Name:	Ben Fooshee
Title:	Director

STANDARD INVESTMENT RESEARCH ENERGY OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Ben Fooshee
Name:	Ben Fooshee
Title:	Director

Page 10 of 10 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

SIR Capital Management, L.P., Shawn M. Brennan, Vincent S. Maddi, Standard Investment Research Hedged Equity Master Fund, Ltd. and Standard Investment Research Energy Opportunities Master Fund, Ltd. hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 10, 2021

SIR CAPITAL MANAGEMENT, L.P.

By:	/s/ Shawn M. Brennan
Name:	Shawn M. Brennan
Title :	Managing Member

SHAWN M. BRENNAN

/s/ Shawn M. Brennan
Shawn M. Brennan

VINCENT S. MADDI

/s/ Vincent S. Maddi
Vincent S. Maddi

STANDARD INVESTMENT RESEARCH HEDGED EQUITY MASTER FUND, LTD.

By:	/s/ Ben Fooshee
Name:	Ben Fooshee
Title:	Director

STANDARD INVESTMENT RESEARCH ENERGY OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Ben Fooshee
Name:	Ben Fooshee
Title:	Director